SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2002

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                      -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------

This Form 6-K consists of the following:

1. Notification of ABB Ltd (the "Company"), dated October 16, 2002, in connection with Putnam Investment Management, LLC's holdings of the Company.

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

Notification

For your business and technology editors

Putnam Investment Management's holdings in ABB fall below 5 Percent

Zurich, October 16, 2002 - Pursuant to Art. 20 of stock exchange act, Putnam Investment Management, LLC, 1 Post Office Square, Boston, MA 02109, one of the largest U.S. asset management companies, announced that, as per October 10, 2002, it holds for its clients a total of 58,466,298 registered shares of ABB Ltd, Zurich. This corresponds to 4.87 percent of total capital and voting rights.








For further information please contact:
Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                           investor.relations@ch.abb.com
media.relations@ch.abb.com

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABB LTD

Date:  October 16, 2002                   By:/s/  BEAT HESS
                                             -----------------------------------
                                             Name:   Beat Hess
                                             Title:  Group Senior Officer


                                          By:/s/ HANS ENHORNING
                                             -----------------------------------
                                             Name:   Hans Enhorning
                                             Title:  Group Vice President

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